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| FORM 3 |     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Pascarelli                       John                             G.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o Mediacom Communications Corporation
    100 Crystal Run Road
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                                   (Street)

    Middletown                      New York                          10941
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             June 21, 2000
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

    Mediacom Communications Corporation - MCCC
    ------------------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    _X_ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify)

    Senior Vice President, Marketing and Consumer Services
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table -- Non-Derivative Securities  Acquired, Disposed of, or Beneficially Owned

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1. Title                     2. Amount of         3. Ownership Form:  4. Nature of
   of                           Securities Bene-     Direct (D) or       Indirect Bene-
   Security                     ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)                   (Instr. 4)           (Instr. 5)          (Instr. 5)
------------------------------------------------------------------------------------------
Class A Common Stock                0
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*If the form is filed by more than one Reporting Person                             (Over)
see Instruction 5(b)(v).                                                   SEC 2270 (7-96)
Reminder: Report on a separate line of each class of
securities beneficially owned directly or indirectly.

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FORM 3 (continued)

              Table II-- Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock           (1)(2)    None   Class A Common Stock    123,911            (1)              D
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Stock Options (Right to Buy)   8/3/00(3) 2/2/05 Class B Common Stock     30,405          $19.00             D
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Employee Stock Options
(Right to Buy)                 8/3/00(4) 2/2/10 Class A Common Stock     39,595          $19.00             D
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

Explanation of Responses:

(1) Shares of the Class B Common Stock convert into shares of Class A Common Stock in accordance with the terms of the Issuer's Restated Certificate of Incorporation on a one-for-one basis without payment of any conversion price.

(2) The shares of Class B Common Stock are subject to vesting in five equal annual installments, which vesting period is deemed to have commenced on March 2, 1999.

(3) The option is subject to vesting in five equal annual installments, which vesting period is deemed to have commenced on March 2, 1999.

(4) The option is subject to vesting in five equal annual installments beginning on February 3, 2000.


                                /s/ John G. Pascarelli           June 30, 2000
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.